Exhibit 4.7

From: Joe Levinson <XXXXXXXX>
Date: May 3, 2007 9:54 PM
Subject: Re: Appointment
To: c3gceo <XXXXXXXXXXX>

Chairman Wang,

I hereby accept the appointment as director of China 3C under the terms below.

Thank you,
Joseph Levinson

On 5/3/07, c3gceo <XXXXXXXXX> wrote:

Dear Joe:

We are pleased to invite you to join the Board of Directors of China 3C Group, a Nevada corporation (the “Company”).  This letter confirms our agreement with you regarding your services as a director of the Company.  Subject to your acceptance of the position, your service is to commence on May 3rd, 2007 (the “Commencement Date”).

As compensation for your services, you will receive, commencing with the Commencement Date:

(1)	an annual retainer of USD $60,000 per year (the “Retainer”), payable in equal quarterly installments with the first installment payable upon execution of this agreement;

(2)	an annual grant of such number of shares of the Company’s common stock (the “Stock Grant”) as equals 12,000 of the Company’s common stock, payable in equal monthly installments,

(3)
an annual grant of  150,000 Incentive Stock Options  to purchase shares of common stock of the Company upon execution of this Agreement and 150,000 (Incentive Stock Options - ISO’s) shares on each anniversary of such date thereafter, provided Mr. Levinson is a member of the Board of Directors at such time. The annual grant of Incentive Stock Options shall vest immediately upon execution of this agreement.  The exercise price of the initial grant of 150,000 shares shall be based on the closing price of the common stock of the Company on May 2nd. All option grants will vest upon issuance and will have an exercise period of ten years from date of issuance so long as Mr. Levinson is a member of the Board of Directors at such time. Each Incentive Stock Option shall be used to purchase two shares of common stock. In the event that Mr. Levinson is no longer a member of the Board of Directors, his exercise period for all vested options will be twenty-four months from the anniversary date of his departure from the Board of Directors.

In addition, Mr. Levinson shall receive:

(1)	$2,500 for each meeting of the Board of Directors that Mr. Levinson attends.

(2)	$2,000 for each meeting of a committee of the board of Directors that Mr. Levinson attends.

(3)	$5,000 if he is named the Chairman of any committee of the Board of Directors of the Company, at the time he named Chairman.

(4)	4,500 as a one-time bonus upon joining the Board of Directors.

The initial Stock Grant will be issued on the Commencement Date. Each Stock and Option Grant will be fully vested on the date of issuance, and none of the Retainer nor Stock Grant nor Option Grant shall be subject to forfeiture.  The Company will promptly register all Stock Grants on a Form S-8 registration statement, if registration under such form is permissible, or such other form of registration statement that the Company is permitted to utilize.  The Company undertakes to file subsequent registration statements on no less than an annual basis, for future shares that may be issued.

In the event that the Board of Directors asks that you also be a member of any other committee of the Board of Directors, and should you agree to serve, you will be entitled to additional compensation for service on such other committee, as may be agreed upon between you and the Board of Directors.

You will also be reimbursed for reasonable travel and lodging expenses incurred with the cost of attendance at any Board meeting.  You will also be eligible for any future compensatory and/or benefits plans that the Company may adopt for members of the Company’s Board of Directors or for the independent directors on the Company’s Board of Directors.  At no cost to you, the Company will be responsible for your Section 16 filings with the Securities and Exchange Commission as a director of the Company.

The Company agrees to indemnify you, in connection with your services as a director to the fullest extent permitted by law under the laws of the jurisdiction in which the Company is incorporated.  In addition, the Company agrees to maintain officers and directors insurance of no less than $10 million in coverage with no more than $10,000 deductible.  The Company will indemnify you for the deductible and any and all legal expenses, as incurred.

The Company represents to you all Company documents and records that are presented to you are correct, true and complete.

This agreement shall by governed by, construed and enforced in accordance with the laws of the State of New York applicable to agreements made and to be performed entirely within such State, without regard to the principles of conflict of laws  The parties hereto hereby submit to the exclusive jurisdiction of the federal and state courts located in New York County in the State of New York with respect to any dispute arising under this agreement, the agreements entered into in connection herewith, or the transactions contemplated hereby or thereby.  Both parties irrevocably waive the defense of an inconvenient forum to the maintenance of such suit or proceeding.  Both parties further agree that service of process upon a party mailed by federal express (or other similar reputable courier or delivery service) shall be deemed in every respect effective service of process upon the party in any such suit or proceeding.

Very truly yours,

Zhenggang Wang

Chairman & CEO
China 3C Group